Exhibit 99.2

[DRAXIS LOGO]

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	DRAXIS HEALTH INC.

Ladies and Gentlemen:

        Although not required to file as a foreign private issuer a certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC 1349), each of the undersigned hereby certifies that:

    (i)
    this Report on Form 6-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

    (ii)
    the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of DRAXIS HEALTH INC.

Dated as of this 6th day of February, 2003.

By:	/s/ DR. MARTIN BARKIN President and Chief Executive Officer	By:	/s/ JAMES A. H. GARNER Senior Vice President, Finance and Chief Financial Officer